

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 8, 2007

Mr. Massimiliano Pozzoni
Chief Financial Officer
True North Energy Corporation
2 Allen Center, 16th Floor
1200 Smith Street
Houston, Texas 77002

   Re: **True North Energy Corporation**
      Form 10-KSB for Fiscal Year Ended April 30, 2006
      Filed August 14, 2006
      File No. 0-51519

Dear Mr. Pozzoni:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief